December 18, 2007

VIA E-MAIL AND FEDERAL EXPRESS

The Board of Directors
Twin Disc, Incorporated
1328 Racine Street
Racine, WI 53403

Gentlemen:

This firm is counsel for Twin Disc, Incorporated (the “Company”), which is the registrant in a Post-Effective Amendment to Form S-8 (the “Post-Effective Amendment”) to be filed with the Securities and Exchange Commission under the Securities Act of 1933 for the registration of 100,000 additional shares of the Company’s common stock, no par value per share (the “Shares”), to be offered and sold pursuant to the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”). The Shares are being registered pursuant to the Post-Effective Amendment to reflect the December 31, 2007, 2-for-1 stock split of the Company’s common stock.

As counsel, we are familiar with the actions taken by the Company in connection with the authorization of the Shares. We have examined such records and other documents as we have deemed necessary for the opinions hereinafter expressed.

Based upon the foregoing, and having regard to legal considerations that we deem relevant, we are of the opinion that the Shares described in the Post-Effective Amendment, will be, when sold, legally issued by the Company, fully paid and non-assessable, subject to the personal liability that may be imposed on shareholders by former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law for debts incurred prior to June 14, 2006 (for debts incurred on or after such date, Section 180.0622(2)(b) has been repealed) owing to employees for services performed, but not exceeding six months service in any one case.

We hereby consent to the inclusion of this opinion as an exhibit to the Post-Effective Amendment.

Very truly yours,

von BRIESEN & ROPER, s.c.

@BCL@7407F9B7.DOC